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SEC FILE NUMBER
8-68004

SEC Mail Processing
FEB 06 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ATIS, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9717 Prairie Avenue
(No. and Street)

Highland	Indiana	46322
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John J Evanich	219-836-2102	invest@atiswealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

02/14/2018	6479
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J Evanich, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ATIS, Inc., as of 12/31/2022, 2_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KURT FREDERICK SCHULTZ
Notary Public - Seal
Lake County - State of Indiana
Commission Number NP0656379
My Commission Expires Aug 3, 2030

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ATIS, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of ATIS, Inc., as of December 31, 2022, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of ATIS, Inc. as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ATIS, Inc.'s management. My responsibility is to express an opinion on ATIS, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to ATIS, Inc, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule Computation of Net Capital Pursuant to Rule 15c3-1(f), has been subjected to audit procedures performed in conjunction with the audit of ATIS, Inc.'s financial statements. The supplemental information is the responsibility of ATIS, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule Computation of Net Capital Pursuant to Rule 15c3-1(f) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2022.

Lafayette, Indiana
January 31, 2023

ATIS, Inc.

Statement of Financial Condition

Assets		December 31, 2022
Cash and cash equivalents	$	81,536
Accounts receivable	$	16,958
Interest receivable	$	-
Deposit with clearing organization	$	50,000
Securities owned	$	38,095
Officer Life Insurance	$	66,240
Property, net	$	-
Prepaid Deposits	$	519
Operating Lease	$	37,920
Total Assets	$	291,268

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	12,625
Operating Lease Liability	$	37,920
Total Liabilities	$	50,545
Stockholders' Equity		
Common stock, no par value, 100 shares authorized, issued and outstanding	$	5,000
Additional paid in capital	$	125,000
Retained earnings	$	110,723
Total Stockholders' Equity	$	240,723
Total Liabilities and Stockholders' Equity	$	291,268

The accompanying notes are an integral part of these financial statements

ATIS, Inc.

Statement of Income

	For the Year Ended December 31, 2022
Revenues	
Commissions	$ 249,840
Investment advisory fees	$ 532,536
Interest and Dividend income	$ 7,261
Unrealized Gain (loss) on securities	$ (11,247)
Other income	$ 91,546
	$ 869,936
Operating Expenses	
Employee compensation and benefits	$ 501,120
Data processing and clearing charges	$ 142,445
Occupancy expenses	$ 20,213
Communications	$ 3,005
Administrative expenses	$ 26,379
Legal and professional fees	$ 12,000
Other operating expenses	$ 1,533
	$ 706,695
Net Income	$ 163,241

The accompanying notes are an integral part of these financial statements

ATIS, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2022

	Common Stock	Additional Paid in Capital	Retained Earnings
Balance, December 31, 2021	$ 5,000.00	$ 125,000	$ 77,482
Distributions	$ -	$ -	$ (130,000)
Net income	$ -	$ -	$ 163,241
Balance, December 31, 2022	$ 5,000	$ 125,000	$ 110,723

The accompanying notes are an integral part of the financial statements.

ATIS, Inc.

Statement of Cash Flows

		For the Year Ended December 31, 2022
Operating Activities		
Net income	$	163,241
Adjustments to reconcile income to net cash provided by operating activities:		
Unrealized (Gain) loss on securities	$	11,247
Increase in cash surrender value of life insurance	$	(8,608)
Changes in operating assets and liabilities:		
Prepaid Assets	$	(518)
Accounts receivable	$	(3,400)
Accounts payable and accrued expenses	$	(14,483)
Net Cash Provided by Operating Activities	$	147,479
Investing Activities		
Purchase of securities	$	(2,869)
Net Cash Used in Investing Activities	$	(2,869)
Financing Activities		
Shareholder distributions	$	(130,000)
Net Cash Used in Financing Activities	$	(130,000)
Net Increase (Decrease) in Cash and Cash Equivalents	$	14,610
Cash and Cash Equivalents at Beginning of Year	$	66,926
Cash and Cash Equivalents at End of Year	$	81,536
Supplemental Cash Flow Disclsosures		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

The accompanying notes are an integral part of these financial statements.

ATIS, Inc.
Notes to Financial Statements
December 31, 2022

Note 1 - Significant Accounting Policies

Description of Business
ATIS, Inc. is a registered broker/dealer and investment advisory firm. As a securities broker/dealer, the Company is engaged in various securities trading and brokerage activities on a transaction basis, serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully disclosed correspondent relationship with RBC Clearing & Custody. The investment advisory business conducts wealth management services on a fee basis through specific account service agreements.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Commission revenues are recognized based on the transaction date of customer trades regardless of when cash is received. Investment advisory fees are recognized when earned.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Income Taxes
The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, corporate taxable income is taxed at the shareholder level only and there has been no accrual of income taxes. Years prior to 2019 are no longer subject to examination by federal and Indiana tax jurisdictions.

Accounts Receivable
Accounts receivable consists of commission revenues that have been earned but not collected. Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Securities Owned
Securities owned are valued at their quoted market value. Changes in the unrealized gains or losses are included with realized gains and losses in the income statement under the title gain (loss) on securities.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $0 for the year ended December 31, 2022 has been computed using accelerated and straight-line methods of depreciation.

Note 1 - Significant Accounting Policies (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest or income taxes during 2022.

Note 2 – Securities Owned

Securities owned are securities that are carried at quoted market values and consist of the following:

	December 31, 2022
John Hancock Financial Fund	$ 18,322
Fidelity Advisor Equity Fund	2,611
DNP Utility Select Fund	6,180
Convertible Bond Fund	10,982
Total	$ 38,095

Note 3 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2022
Furniture and office equipment	$ 20,286
Less: Accumulated depreciation	20,286
Total	$ 0

ATIS, Inc.
Notes to Financial Statements
December 31, 2022

Note 4 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $50,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2022, the Company had net capital of $233,998, which was $183,998 in excess of its required net capital of $50,000. The percentage of aggregate indebtedness to net capital was 5.4%.

Note 5 - Control Requirements

There are no amounts, as of December 31, 2022, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii), and thus, is exempt from the provisions of Rule 15c3-3.

Note 6 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2022 unaudited Focus report and this report. The net effect on net capital was $0.

Net capital as reported on the unaudited Focus report of December 31, 2022	$ 233,998
Net Capital as Audited	$ 233,998

Note 7 – Revenue from Contracts with Customers

Brokerage Commissions

The Firm charges commissions for some of its customers on a transaction basis. Commissions and related clearing expenses are recorded on the trade date. The Firm believes the performance obligation is satisfied on the trade date because that is when the underlying security ownership is identified and agreed upon.

Mutual Funds, Annuities, and Retirement Plans

The Firm enters into sales agreements with mutual fund and insurance companies for customers to acquire pooled investment funds and insured products that may be of similar design. Sales commissions are received upon the completion of such purchases. They may be received up front or over time and recorded as received. Retention fees may also be received from time to time, which are recorded when received. Such retention fees are based on the market values of the accounts involved.

Asset Management

Investment Advisory Services are provided by the Firm. Compensation for such services is calculated as a percentage of the average annual client investment account balance. Fees are received quarterly and are recognized monthly as they relate more specifically to the services provided in that period.

2022 revenues derived from the above mentioned contracts are as follows:

Brokerage Commissions -	$ 107,860
Mutual Funds -	$ 127,439
529 Plan Commissions -	$ 9,715
Annuities -	$ 58,439
Retirement Plans -	$ 18,333
Managed Account Fees	$ 532,536
Total	$ 854,322

Note 8 - Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in an operating lease for its office space for an unspecified period of time, although it is the intention of the Company to stay in the same location for the next 3 years, or longer. The Company's lease does not include termination options for either party to the lease, or restrictive financial, or other covenants. Payments due under the lease contracts are a fixed $1,100 per month. Therefore, the lease present asset value has been calculated as follows:

Monthly Annual Payments	$1,100
Time Period	3 Years
Annual Interest Rate	3%

PRESENT VALUE OF PAYMENTS $37,920

Note 9: Commitments and Contingencies

Management has evaluated possible commitments and contingencies at December 31, 2022. They concluded that there were no commitment or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

Note 10: Subsequent Events

The Company has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

ATIS, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2022

Net Capital

Stockholders' equity	$ 240,723
Less nonallowable assets	(519)
Net capital before haircuts on security position	240,204
Haircuts on securities	(6,206)
Net capital	$ 233,998
Aggregate Indebtedness	$ 12,625
Net capital required based on aggregate indebtedness	$ 842
Computation of Basic Net Capital Requirement Minimum net capital required (Based on minimum dollar requirement)	$ 50,000
Excess Net Capital	$ 183,998
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$ 173,998
Percentage of Aggregate Indebtedness to Net Capital	5.4%

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING COMPANY ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
ATIS, Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of ATIS, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). I was not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

I am required to be independent of the Company and to meet my other ethical responsibilities in accordance with the relevant ethical requirements related to my agreed-upon procedures engagement.

This report is intended solely for the information and use of the ATIS, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

Lafayette, Indiana
January 31, 2023

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
ATIS, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) ATIS, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §24 0.15c3-3:(k)(2)(ii) and (2) ATIS, Inc. stated that ATIS, Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ATIS, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
January 31, 2023

ATIS inc.

Investment Advisory Services

January 26, 2023

ATIS, Inc., is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission 17 C.F.R. §2 4 0.17a-5, "Report to be made by certain brokers and dealers". This Exemption Report was prepared as required by 17 C.F.R. §2 4 0 17a-S (d)(4). To the best of its knowledge and belief, ATIS, Inc. states the following:

1) ATIS, Inc. claimed an exemption from 17 C.F.R. §2 4 0 15c3-3 under the provision of 17 C.F.R. §2 4 0 15c3-3 (k)(2)(ii) for revenue cleared through our clearing-broker for the year ended December 31, 2022, and

2) ATIS, Inc. is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ATIS, Inc., has met the identified exemptive provisions of 17 C.F.R. §2 4 0 15c3-3 throughout the most recent fiscal year without exception.

John J Evanich

John J Evanich
President

9717 Prairie Avenue · Highland, Indiana 46322
Phone 219-836-2102 · Fax 219-836-2368